UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170069

DIVISION OF
CORPORATION FINANCE

February 2, 2017

Jerome F. Zaremba
Ford Motor Company
jzaremb1@ford.com

Re: Ford Motor Company
Incoming letter dated January 5, 2017

Dear Mr. Zaremba:

This is in response to your letter dated January 5, 2017 concerning the shareholder proposal submitted to Ford by the National Center for Public Policy Research. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
National Center for Public Policy Research
jdanhof@nationalcenter.org

February 2, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 5, 2017

The proposal requests that the board report to shareholders Ford's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Office of the Secretary
Office of the General Counsel
Phone: 313/337-3913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

January 5, 2017

VIA EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the National Center for Public Policy Research

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2017 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 11, 2017.

The National Center for Public Policy Research (the "Proponent") has submitted for inclusion in the 2017 Proxy Materials a proposal relating to the Board of Directors reporting to shareholders "Ford's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom" by December 2017 (the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2017 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal

The Proposal requests the Board to "report to shareholders by December 2017, at a reasonable cost and omitting proprietary information, Ford's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom" (see Exhibit 1).

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal attempts to require the Company to prepare an assessment of the political activity potentially resulting from its advertisements and its "exposure to risk resulting therefrom." Proponent theorizes that the Company's decision to advertise its products via some of the most recognized media outlets in the world somehow amounts to "indirect political spending" which could result in elevated risk. Ultimately, the Proposal attempts to inject shareholders into deciding how the Company advertises its products, an ordinary business decision that all companies make in marketing their products.

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal is excludable under Rule 14a-8(i)(7) because it attempts to influence the manner in which the Company advertises and requests the Company to assess the risks of advertising in its chosen manner. The Company purchases advertising through traditional media outlets in a manner similar to other businesses worldwide. Internal and external advertising professionals devote significant time, energy, and resources in making these decisions, including determining the appropriate channels for the Company to advertise its products. The advertising function and any potential "risks" resulting from the chosen media channels fall well within the scope of normal business operations and well outside the scope of normal shareholders' expertise.

Given this, the Staff has consistently treated the manner in which a company markets its products and services as an ordinary business operation excludable under Rule 14a-8(i)(7). For instance, in *FedEx Corp.* (July 11, 2014), a proposal requested that the

Board prepare a report addressing how FedEx could respond to reputational damage from its association with the NFL's Washington Redskins. In that instance, FedEx owned the naming rights to the Redskins' football stadium. The Staff concurred that the company could exclude the proposal under Rule 14a-8(i)(7) because the proposal "relate[d] to the manner in which FedEx advertise[d] its products and services." *See also The Coca-Cola Co.* (January 21, 2009) (granting no-action request concerning a proposal that related to the modification of the company's labels, packaging, and marketing materials because it related to the company's "ordinary business operations (i.e., marketing and public relations)"); *The Quaker Oats Company* (March 16, 1999) (proposal requesting the formation of an employee committee to review advertising for content slandering people based on race, ethnicity, or religion was excludable because it related to the manner in which the company advertised its products); *PepsiCo, Inc.* (February 23, 1998) (Staff permitted company to exclude a proposal requesting the Board of Directors to prepare a report regarding the use of non-racist portrayals by the company); *General Motors Corporation* (March 7, 1996) (proposal to establish a vice president position to monitor company advertising determined to be in the ordinary course of business); *General Mills, Inc.* (July 14, 1992) (proposal to establish policy of not advertising on Geraldo Rivera's show and other "trash TV programs" excludable as in the ordinary course of business).

Notably, the Staff has also consistently held that proposals concerning the nature, presentation, and content of media outlets' television programming are also generally excludable under Rule 14a-8(i)(7). Oftentimes, these proposals deal with similar accusations of "bias" as seen in the Proposal. For instance, in *General Electric Company* (December 10, 2009), a shareholder proposal requested GE to remedy the alleged bias in its broadcasts by "ceas[ing] all of its liberal editorizaling and return[ing] to its roots as an unbiased news gathering and news presentation entity." The Proposal requested that NBC make specific changes to the way in which it presented news and the format of its programming. The Staff concluded that the proposal related to ordinary business operations and was therefore excludable under Rule 14a-8(i)(7). *See also General Electric Co.* (February 4, 1992) (Staff concurred with exclusion of a proposal requesting Board of Directors to "take affirmative steps to eliminate the liberal bias that pervades the news programming at NBC" because the proposal was directed to the content of news broadcasts, which constituted ordinary business); *The Walt Disney Co.* (November 9, 2004) (same). The Proponent's theory here is one step further removed than the examples above. Given that media outlets' own programming decisions have been deemed to be ordinary business decisions by the Staff, it logically follows that companies' decisions allocating financial resources among those outlets in order to advertise products similarly constitutes ordinary business.

For purposes of argument, even if the Company treats as valid the Proponent's theory that its choice of advertising media involves "political risk," that it is exactly the type of risk that the Company evaluates in the due course of ordinary business operations. The Company has a sophisticated suite of governance policies and procedures to identify and adequately address risk. The existence of those policies and procedures and the results therefrom are not routinely reported out to shareholders because of the day-to-day business nature of the matters at hand. Additionally, when there are risks that are material enough to warrant reporting them to shareholders, the Company has well-established practices in place to handle those communications. In fact, the Company disclosed eight pages of risk factors in its 2015 Annual Report (*See* Exhibit 2). Included among those risk factors were "[a]dverse effects resulting from economic, geopolitical, or other events" (*Id.* at 13). While the subsequent description of that risk factor does not specifically outline the Proponent's convoluted theory—that media outlet's independent decisions using resources obtained from the Company's advertising could hypothetically expose the Company to enhanced risk—that is exactly the type of matter that falls within the Company's normal risk evaluation capability. Notably, the Company also outlines its approach to public policy matters and political risk in its Sustainability Report. The most recent report provided that "Ford seeks to be an active participant in the political process in a manner that is transparent and supports [its] business interests," and that the Company "always reserves the right to speak with [its] own voice and make its stance clear" (see Exhibit 3). As the Annual Report and Sustainability Report demonstrate, the Company routinely evaluates risks, publicly discloses risks when deemed material, and then speaks with its own voice as necessary to address risks. Given this robust system for evaluating risk exposure, it is clear that the Proposal's request to assess the political activity resulting from its advertising and exposure to risk resulting therefrom falls squarely within the scope of the Company's ordinary business operations. *See infra Sempra Energy*.

To the extent that Proponent might argue that a request for a report to shareholders regarding advertising risk is not the same as dictating advertising, the Staff has rejected similar attempts to put form over substance. In *Sempra Energy* (January 12, 2012), a proposal urged the Board to "conduct an independent oversight review each year of the Company's management of political, legal and financial risks posed by [its] operations in any country that may pose an elevated risk of corrupt practices." Despite the shareholder's attempt to frame the subject matter as targeting the company's governance of risk rather than underlying operations themselves, the Staff granted no action relief because "the underlying subject matter of these risks appear[ed] to involve ordinary business matters" (*Id.*).[1] Likewise, the underlying subject matter of the risks here (advertising) is squarely within the line of the Company's ordinary business. The United States Court of Appeals recently opined on this issue as well, paralleling the Staff's *Sempra Energy* no-action letter in stating that "so long as the subject matter of the proposal *relates*—that is, bears on—a company's ordinary business operations, the proposal is excludable unless some other exception to the exclusion applies." *Trinity Wall Street v. Wal-Mart Stores*, 792 F.2d 323, 344–45 (3d Cir. 2015). *See also* Release 34-20091 (August 16, 1983) ("[T]he staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable.); *The Home Depot, Inc.* (January 25, 2008) (granting no action relief where proposal asked Board of Directors to publish a report outlining safety policies and describing management action to address safety concerns because the proposal related to normal business operations in the form of product sales); *Walgreen Co.* (October 13, 2006) (same for a proposal requesting a report characterizing the extent to which certain private label products contained carcinogens and chemicals). Accordingly, even though the Proposal is veiled under the cloak

[1] In fact, the Proponent is keenly aware of *Sempra Energy* and the rule that risk-based proposals are generally excludable. In a November 6, 2015 correspondence with the Staff regarding a proposal submitted by the Proponent to Apple, the Proponent noted that "while the proposal in *Sempra* concerned risk – the underlying subject matter was political, financial and legal implications to the company. These issues are not generally subject to shareholder oversight." *Apple Inc.* (December 14, 2015).

of a request for a risk evaluation report, it is excludable because the underlying subject matter bears on the ordinary business of advertising.

In line with the guidance of Exchange Act Release No. 34-40018, the Proposal also does not have any significant policy, economic, or other implications which transcend day-to-day nature of operations. In determining whether a stockholder proposal raises significant policy issues, the Staff has noted that it is not sufficient that the topic may have "recently attracted increasing levels of public attention," but instead it must have "emerged as a consistent topic of widespread public debate." *Comcast Corporation* (February 15, 2011). The topic of "politicized media" has admittedly attracted some public attention as of late. However, that is not the case for the novel theory that companies are somehow increasing their risk profile by advertising through traditional media outlets who then make subsequent independent broadcasting decisions. That issue has barely grazed the public radar, much less emerged as a "consistent topic of widespread public debate." *See FedEx Corp.* (July 11, 2014) (rejecting shareholder's argument that controversy surrounding the Redskins' name was a "significant policy issue" facing FedEx); *cf. Franklin Resources Inc.* (proposal regarding genocide and crimes against humanity constituted a "significant policy issue").

Knowing that it is on shaky ground under this precedent, the Proponent searches for a "significant policy issue" by characterizing the Company's media buying as "indirect political spending" and throwing out an array of buzz words like "politicized" media, "high-level political personnel," and "WikiLeaks." But in order to be reasonably characterized as "indirect political spending" a spender's primary intent in making the expenditure must be political influence. For example, the Staff has consistently recognized that payments to trade associations with the intent for those organizations to then support certain political causes is indirect political spending. *See Southwestern Energy Company* (March 15, 2011); *Goldman Sachs Group Inc.* (February 18, 2011). Clearly, that is not the case here. The Company purchases advertising from media outlets in order to sell its products. That cannot be properly characterized as risk-enhancing political activity. Taking Proponent's theory to its end illustrates its absurdity. Under Proponent's conception of "indirect political spending," purchasers of any product or service from any seller are ultimately responsible for how the seller then uses those funds. That misguided conception entirely disregards the notion that the seller has complete autonomy and independence in its ensuing decision making. Given the absurd nature of the Proponent's indirect political spending theory that subjects almost every commercial transaction to shareholder review based upon the other party's political activity, we request that the Staff reject such an overly expansive theory.

Finally, even assuming arguendo that Proponent's theory was deemed to be a significant social policy issue, that issue does not "transcend" the Company's day-to-day business of designing, manufacturing, marketing, financing, and servicing a full line of vehicles. *See Federated Dep't Stores* (March 27, 2002) (allowing retailer to omit proposal asking for report on its "efforts to identify and disassociate from any offensive imagery to the American Indian community in products, adverting [*sic*], endorsements, sponsorships, and promotions"); *cf. Wal-Mart Stores* (February 17, 2004) (denying no action relief for a proposal raising the impropriety of a supermarket's discriminatory hiring and compensation practices, which constituted transcendent issues). If the independent political decisions of media outlets like ABC and NBC were deemed to transcend day-to-day business operations, then any business that advertises on these major media outlets—that is, almost all large businesses—would have "transcendent" policy issues subject to shareholder review; a position the Staff has yet to take. The Staff's position is justified by its adherence to Exchange Act Release No. 34-40018, which it instructs the Staff to consider the extent to which a shareholder proposal attempts to micromanage a company. Shareholders lack the requisite expertise to determine the appropriate channels for the Company to advertise its products, and therefore management of those day-to-day operations lies properly with the Company's employees.

Because the Proposal deals with an ordinary business function and does not involve a significant social policy issue, it can be excluded under Rule 14a-8(i)(7).

Conclusion

For the foregoing reason, it is respectfully submitted that the Proposal may be excluded from Ford's 2017 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2017 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2017 Proxy Materials by sending it a copy of this letter and its exhibits.

If you have any questions, require further information, or wish to discuss this matter, please call me (313-337-3913).

Very truly yours,

/s/ Jerome F. Zaremba
Jerome F. Zaremba
Counsel and Assistant Secretary

Enclosure
Exhibits

cc: National Center for Public Policy Research, ATTN: Justin Danhof
Via Email and Federal Express

Exhibit 1

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Via FedEx

December 13, 2016

Jonathan E. Osgood, Corporate Secretary
Ford Motor Company
One American Road
Suite 1026
Dearborn, MI 48126-2798

Dear Mr. Osgood,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research to Ford Motor Company on November 28, 2016.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Ownership Letter

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org

UBS

UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 855-594-1054
http://www.ubs.com/team/cfsgroup

CFS Group

Anthony Connor
Senior Vice President – Wealth Management
Portfolio Management Program

Bryon Fusini
Senior Vice President – Wealth Management
Financial Advisor

Richard Stein
Senior Wealth Strategy Associate

Dianne Scott
Sr. Registered Client Service Associate

www.ubs.com

Jonathan E. Osgood, Corporate Secretary
Ford Motor Company
One American Road
Suite 1026
Dearborn, MI 48126-2798

December 13, 2016

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Mr. Osgood,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on 11/28/2016, the National Center for Public Research held, and has held continuously for at least one year 257 shares of the Ford Motor Company common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 2, 2016

Justin Danhof, Esq.
National Center For Public Policy Research
20 F Street, NW, Suite 700
Washington, DC 2001

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Danhof:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal submitted by the National Center for Public Policy Research ("NCPPR") and received via fax dated November 28, 2016. The cover letter requests that the proposal relating to the Board of Directors reporting to shareholders "Ford's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom" (the "Proposal") be included in the Company's proxy materials for the 2017 Annual Meeting of Shareholders.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that NCPPR satisfy the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that NCPPR is the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that NCPPR has been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel and Assistant Secretary

Enclosure

cc: Jonathan E. Osgood

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

12

Via FedEx

November 28, 2016

Jonathan E. Osgood, Corporate Secretary
Ford Motor Company
One American Road
Suite 1026
Dearborn, MI 48126-2798

Dear Mr. Osgood,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Ford Motor Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Ford Motor Company stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2017 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal

Political Risk Exposure

Whereas, the U.S. Securities and Exchange Commission has consistently ruled that corporate political spending/activity is a significant policy issue.

Ford Motor Company has a strong record of providing transparency regarding its direct political spending.

Numerous news stories regarding communications exposed by WikiLeaks show that much of the American news media is working directly with political actors to advance specific political agendas. Therefore, the company's financial support of such news outlets through advertising is indirect political spending.

The U.S. Securities and Exchange Commission has also consistently ruled that indirect spending on politics and lobbying is a significant policy issue.

Financial support for such politicized media outlets exposes the company to financial and reputational risk. Many Americans might perceive such spending as supporting or endorsing certain political candidates or causes. Ford's advertisements placed with politicized media organizations necessarily means that company funds or assets are being indirectly used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the general public, or segments thereof, with respect to elections or referendums.

Ford has spent company funds on advertisements with politicized news organizations.

Resolved: The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Ford's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

Supporting Statement

Communications made public by WikiLeaks show collusion between high-level political personnel and certain national news outlet employees. Such news outlets caught engaging in this unethical behavior include CNBC, *New York Times*, CNN, *Politico*, *Washington Post*, NBC and ABC. Ford has paid some of these news outlets for advertising space and time.

Some news organizations have faced backlash and even boycotts over political corruption and collusion. Some boycotts have also extended to corporations that advertise on certain news networks. Ford's Board should be aware of such risks and inform the shareholders of its findings.

Exhibit 2

ITEM 1A. ***Risk Factors.***

We have listed below (not necessarily in order of importance or probability of occurrence) the most significant risk factors applicable to us:

Decline in industry sales volume, particularly in the United States, Europe, or China, due to financial crisis, recession, geopolitical events, or other factors. Because we, like other manufacturers, have a high proportion of relatively fixed structural costs, relatively small changes in industry sales volume can have a substantial effect on our cash flow and profitability. If industry vehicle sales were to decline to levels significantly below our planning assumption, particularly in the United States, Europe, or China, due to financial crisis, recession, geopolitical events, or other factors, such as occurred during 2008 and 2009, our financial condition and results of operations would be substantially adversely affected. For discussion of economic trends, see the "Overview" section of Item 7.

Decline in Ford's market share or failure to achieve growth. To maintain competitive economies of scale and grow our global market share, we must grow our market share in fast-growing newly developed and emerging markets, particularly in our Asia Pacific region and our Middle East & Africa region, as well as maintain or grow market share in mature markets. Our market share in certain growing markets, such as China, is lower than it is in our mature markets. A significant decline in our market share in mature markets or failure to achieve growth in newly developing or emerging markets, whether due to capacity constraints, competitive pressures, protectionist trade policies, or other factors, could have a substantial adverse effect on our financial condition and results of operations.

Lower-than-anticipated market acceptance of Ford's new or existing products or services. Although we conduct extensive market research before launching new or refreshed vehicles and introducing new services, many factors both within and outside our control affect the success of new or existing products and services in the marketplace. Offering vehicles and services that customers want and value can mitigate the risks of increasing price competition and declining demand, but products and services that are perceived to be less desirable (whether in terms of price, quality, styling, safety, overall value, fuel efficiency, or other attributes) can exacerbate these risks. The success of Ford Smart Mobility, our plan for connectivity, mobility, autonomous vehicles, the customer experience, and data and analytics, likewise depends on many factors, including the amount of capital we invest, advancements in technology, regulatory changes, and other factors that are difficult to predict that may significantly affect the future of mobility. With increased consumer interconnectedness through the internet, social media, and other media, mere allegations relating to quality, safety, fuel efficiency, corporate social responsibility, or other key attributes can negatively impact our reputation or market acceptance of our products or services, even where such allegations prove to be inaccurate or unfounded.

Market shift away from sales of larger, more profitable vehicles beyond Ford's current planning assumption, particularly in the United States. A shift in consumer preferences away from larger, more profitable vehicles at levels beyond our current planning assumption could result in an immediate and substantial adverse impact on our financial condition and results of operations. Although we have a balanced portfolio of small, medium, and large cars, utilities, and trucks with competitive fuel efficiency, a shift in consumer preferences away from sales of larger, more profitable vehicles at levels greater than our current planning assumption—whether because of spiking fuel prices, a decline in the construction industry, government actions or incentives, or other reasons—still could have a substantial adverse effect on our financial condition and results of operations.

An increase in or continued volatility of fuel prices, or reduced availability of fuel. An increase in fuel prices, continued price volatility, or reduced availability of fuel, particularly in the United States, could result in weakening of demand for relatively more-profitable large cars, utilities, and trucks, while increasing demand for relatively less-profitable small vehicles. Continuation or acceleration of such a trend beyond our current planning assumption, or volatility in demand across segments, could have a substantial adverse effect on our financial condition and results of operations.

Continued or increased price competition resulting from industry excess capacity, currency fluctuations, or other factors. The global automotive industry is intensely competitive, with manufacturing capacity far exceeding current demand. According to the December 2015 report issued by IHS Automotive, the global automotive industry is estimated to have had excess capacity of about 31 million units in 2015. Industry overcapacity has resulted in many manufacturers offering marketing incentives on vehicles in an attempt to maintain and grow market share; these incentives historically have included a combination of subsidized financing or leasing programs, price rebates, and other incentives. As a result, we are not necessarily able to set our prices to offset higher costs of marketing incentives, commodity or other cost increases, or the impact of adverse currency fluctuations, including pricing advantages foreign competitors may have because of their weaker home market currencies. Continuation of or increased excess capacity could have a substantial adverse effect on our financial condition and results of operations.

Fluctuations in foreign currency exchange rates, commodity prices, and interest rates. As a resource-intensive manufacturing operation, we are exposed to a variety of market and asset risks, including the effects of changes in foreign currency exchange rates, commodity prices, and interest rates. These risks affect our Automotive and Financial Services sectors. We monitor and manage these exposures as an integral part of our overall risk management program, which recognizes the unpredictability of markets and seeks to reduce potentially adverse effects on our business. Nevertheless, changes in currency exchange rates, commodity prices, and interest rates cannot always be predicted or hedged. In addition, because of intense price competition and our high level of fixed costs, we may not be able to address such changes even if foreseeable. As a result, substantial unfavorable changes in foreign currency exchange rates, commodity prices, or interest rates could have a substantial adverse effect on our financial condition and results of operations. See "Overview" to Item 7 and Item 7A for additional discussion of currency, commodity price, and interest rate risks.

Adverse effects resulting from economic, geopolitical, or other events. With the increasing interconnectedness of global economic and financial systems, a financial crisis, natural disaster, geopolitical crisis, or other significant event in one area of the world can have an immediate and devastating impact on markets around the world. For example, the financial crisis that began in the United States in 2008 quickly spread to other markets; natural disasters in Japan and Thailand during 2011 caused production interruptions and delays not just in Asia Pacific but other regions around the world; and episodes of increased geopolitical tensions or acts of terrorism have at times caused adverse reactions that may spread to economies around the globe.

Concerns persist regarding the sustainability of the European currency area ("euro area") and of the larger European Union, which includes the United Kingdom. The pending decision by the U.K. electorate on whether to remain in the European Union has exacerbated concerns regarding the overall stability of the European Union, given the diverse economic and political circumstances of individual euro area countries. If a country within the euro area were to default on its debt or withdraw from the euro currency, or—in a more extreme circumstance—the euro currency were to be dissolved entirely, the impact on markets around the world, and on Ford's global business, could be immediate and significant. The exit of the United Kingdom from the European Union would have less extreme but still significant implications. Such scenarios—or the perception that such developments are imminent—could adversely affect the value of our euro- and pound-denominated assets and obligations. In addition, such developments could cause financial and capital markets within and outside Europe to constrict, thereby negatively impacting our ability to finance our business, and also could cause a substantial dip in consumer confidence and spending that could negatively impact sales of vehicles. Any one of these impacts could have a substantial adverse effect on our financial condition and results of operations.

In addition, we have operations in various markets with volatile economic or political environments and are pursuing growth opportunities in a number of newly developed and emerging markets. These investments may expose us to heightened risks of economic, geopolitical, or other events, including governmental takeover (i.e., nationalization) of our manufacturing facilities or intellectual property, restrictive exchange or import controls, disruption of operations as a result of systemic political or economic instability, outbreak of war or expansion of hostilities, and acts of terrorism, each of which could have a substantial adverse effect on our financial condition and results of operations. Further, the U.S. government, other governments and international organizations could impose additional sanctions that could restrict us from doing business directly or indirectly in or with certain countries or parties, which could include affiliates.

Economic distress of suppliers that may require Ford to provide substantial financial support or take other measures to ensure supplies of components or materials and could increase costs, affect liquidity, or cause production constraints or disruptions. The automotive industry supply base experienced increased economic distress due to the sudden and substantial drop in industry sales volumes beginning in 2008. Dramatically lower industry sales volume made existing debt obligations and fixed cost levels difficult for many suppliers to manage, increasing pressure on the supply base. As a result, suppliers not only were less willing to reduce prices, but some requested direct or indirect price increases as well as new and shorter payment terms. At times, we have had to provide financial assistance to key suppliers to ensure an uninterrupted supply of materials and components. In addition, suppliers may continue to exit certain lines of business or close facilities due to economic concerns, management turnover, or other reasons. In such cases, we generally experience additional costs associated with transitioning to new suppliers. Each of these factors could have a substantial adverse effect on our financial condition and results of operations.

Work stoppages at Ford or supplier facilities or other limitations on production (whether as a result of labor disputes, natural or man-made disasters, tight credit markets or other financial distress, production constraints or difficulties, or other factors). A work stoppage or other limitation on production could occur at Ford or supplier facilities for any number of reasons, including as a result of disputes under existing collective bargaining agreements with labor unions or in connection with negotiation of new collective bargaining agreements, or as a result of supplier financial distress or other production constraints or difficulties, or for other reasons. Recent examples of situations that have affected industry production to varying degrees include: supplier financial distress due to reduced production volumes during the economic downturn in 2008–2009; capacity constraints as suppliers that restructured or downsized during the downturn work to satisfy growing industry volumes; short-term constraints on production as consumer preferences shift more fluidly across vehicle segments and features; and the impact on certain suppliers of natural disasters during 2011. As indicated, a work stoppage or other limitations on production at Ford or supplier facilities for any reason (including but not limited to labor disputes, natural or man-made disasters, tight credit markets or other financial distress, or production constraints or difficulties) could have a substantial adverse effect on our financial condition and results of operations.

Single-source supply of components or materials. Many components used in our vehicles are available only from a single supplier and cannot be re-sourced quickly or inexpensively to another supplier (due to long lead times, new contractual commitments that may be required by another supplier before ramping up to provide the components or materials, etc.). In addition to the general risks described above regarding interruption of supplies, which are exacerbated in the case of single-source suppliers, the exclusive supplier of a key component potentially could exert significant bargaining power over price, quality, warranty claims, or other terms relating to a component.

Labor or other constraints on Ford's ability to maintain competitive cost structure. Substantially all of the hourly employees in our Automotive operations in the United States and Canada are represented by unions and covered by collective bargaining agreements. We negotiated a four-year agreement with the UAW in 2015 and will negotiate a new agreement with Unifor (formerly the Canadian Auto Workers Union) in 2016. Although we have negotiated transformational agreements in recent years, these agreements provide guaranteed wage and benefit levels throughout the contract term and some degree of income security, subject to certain conditions. As a practical matter, these agreements may restrict our ability to close plants and divest businesses. A substantial number of our employees in other regions are represented by unions or government councils, and legislation or custom promoting retention of manufacturing or other employment in the state, country, or region may constrain as a practical matter our ability to sell or close manufacturing or other facilities.

Substantial pension and postretirement health care and life insurance liabilities impairing liquidity or financial condition. We have defined benefit retirement plans in the United States that cover many of our hourly and salaried employees. We also provide pension benefits to non-U.S. employees and retirees, primarily in Europe. In addition, we and certain of our subsidiaries sponsor plans to provide other postretirement benefits ("OPEB") for retired employees (primarily health care and life insurance benefits). See Note 12 of the Notes to the Financial Statements for more information about these plans. These benefit plans impose significant liabilities on us that are not fully funded and will require additional cash contributions, which could impair our liquidity.

Our qualified U.S. defined benefit pension plans are subject to Title IV of the Employee Retirement Income Security Act of 1974 ("ERISA"). Under Title IV of ERISA, the Pension Benefit Guaranty Corporation ("PBGC") has the authority under certain circumstances or upon the occurrence of certain events to terminate a qualified underfunded pension plan. One such circumstance is the occurrence of an event that unreasonably increases the risk of unreasonably large losses to the PBGC. Although we believe it is unlikely that the PBGC would terminate any of our plans, in the event that our qualified U.S. pension plans were terminated at a time when the liabilities of the plans exceeded the assets of the plans, we would incur a liability to the PBGC that could be equal to the entire amount of the underfunding.

If our cash flows and capital resources were insufficient to fund our pension or OPEB obligations, we could be forced to reduce or delay investments and capital expenditures, suspend dividend payments, seek additional capital, or restructure or refinance our indebtedness.

Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates or investment returns). The measurement of our obligations, costs, and liabilities associated with benefits pursuant to our postretirement benefit plans requires that we estimate the present value of projected future payments to all participants. We use many assumptions in calculating these estimates, including assumptions related to discount rates, investment returns on designated plan assets, and demographic experience (e.g., mortality and retirement rates). To the extent actual results are less favorable than our assumptions, there could be a substantial adverse impact on our financial condition and results of operations. For discussion of our assumptions, see "Critical Accounting Estimates" in Item 7 and Note 12 of the Notes to the Financial Statements.

Restriction on use of tax attributes from tax law "ownership change." Section 382 of the U.S. Internal Revenue Code restricts the ability of a corporation that undergoes an ownership change to use its tax attributes, including net operating losses and tax credits ("Tax Attributes"). At December 31, 2015, we had Tax Attributes that would offset more than $15 billion of taxable income. For these purposes, an ownership change occurs if 5 percent shareholders of an issuer's outstanding common stock, collectively, increase their ownership percentage by more than 50 percentage points over a rolling three-year period. In 2015, we renewed for an additional three-year period our tax benefit preservation plan (the "Plan") to reduce the risk of an ownership change under Section 382. Under the Plan, shares held by any person who acquires, without the approval of our Board of Directors, beneficial ownership of 4.99% or more of our outstanding Common Stock could be subject to significant dilution. The renewal is subject to shareholder approval at our annual meeting in May 2016.

The discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, or increased warranty costs. Meeting or exceeding many government-mandated safety standards is costly and often technologically challenging, especially where standards may be in tension with the need to reduce vehicle weight in order to meet government-mandated emissions and fuel-economy standards. Government safety standards also require manufacturers to remedy defects related to vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that the vehicles do not comply with a safety standard. In addition, the introduction of new and innovative features and technology to our vehicles could increase the risk of defects or customer dissatisfaction. In 2014 and 2015, there was an unprecedented increase in the number of vehicles involved in safety recalls by manufacturers in the United States. The increase reflects NHTSA's continued expansion of its definition of safety defects under the Safety Act. In addition, NHTSA's enforcement strategy shifted to a significant increase in civil penalties levied and the use of consent orders requiring direct oversight by NHTSA of certain manufacturers' safety processes, a trend that could continue. Should we or government safety regulators determine that a safety or other defect or a noncompliance exists with respect to certain of our vehicles prior to the start of production, the launch of such vehicle could be delayed until such defect is remedied. The costs associated with any protracted delay in new model launches necessary to remedy such defects, or the cost of recall campaigns or warranty costs to remedy such defects in vehicles that have been sold, could be substantial. These recall and warranty costs could be exacerbated to the extent they relate to global platforms. Furthermore, launch delays or recall actions also could adversely affect our reputation or market acceptance of our products as discussed above under "*Lower-than-anticipated market acceptance of Ford's new or existing products or services.*"

Increased safety, emissions, fuel economy, or other regulations resulting in higher costs, cash expenditures, and/or sales restrictions. The worldwide automotive industry is governed by a substantial amount of government regulation, which often differs by state, region, and country. Government regulation has arisen, and proposals for additional regulation are advanced, primarily out of concern for the environment (including concerns about the possibility of global climate change and its impact), vehicle safety, and energy independence. For example, as discussed above under "Item 1. Business - Governmental Standards," in the United States the CAFE standards for light duty vehicles are 35.5 mpg by the 2016 model year, 45 mpg by the 2021 model year, and 54.5 mpg by the 2025 model year; EPA's parallel CO_2 emission regulations impose similar standards. California's ZEV rules also mandate steep increases in the sale of electric vehicles and other advanced technology vehicles beginning in the 2018 model year. In addition, many governments regulate local product content and/or impose import requirements as a means of creating jobs, protecting domestic producers, and influencing the balance of payments.

In recent years, we have made significant changes to our product cycle plan to improve the overall fuel economy of vehicles we produce, thereby reducing their GHG emissions. There are limits on our ability to achieve fuel economy improvements over a given time frame, however, primarily relating to the cost and effectiveness of available technologies, consumer acceptance of new technologies and changes in vehicle mix, willingness of consumers to absorb the additional costs of new technologies, the appropriateness (or lack thereof) of certain technologies for use in particular vehicles, the widespread availability (or lack thereof) of supporting infrastructure for new technologies, and the human, engineering, and financial resources necessary to deploy new technologies across a wide range of products and powertrains in a short time. The current fuel economy, CO_2, and ZEV standards will be difficult to meet if fuel prices remain relatively low and market conditions do not drive consumers to purchase electric vehicles and other highly fuel-efficient vehicles in large numbers.

The U.S. government has initiated an enforcement action against a major competitor in connection with its alleged use of "defeat devices" in hundreds of thousands of light duty diesel vehicles. The emergence of this issue has led to increased scrutiny of automaker emission testing by regulators around the world. This may lead to new regulations, more stringent enforcement programs, requests for field actions, and/or delays in regulatory approvals. The cost to comply with existing government regulations is substantial and additional regulations or changes in consumer preferences that affect vehicle mix could have a substantial adverse impact on our financial condition and results of operations. For more discussion of the impact of such standards on our global business, see the "Governmental Standards" discussion in "Item 1. Business" above. In addition, a number of governments, as well as non-governmental organizations, publicly assess vehicles to their own protocols. The protocols could change aggressively, and any negative perception regarding the performance of our vehicles subjected to such tests could reduce future sales.

Unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise. We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Furthermore, simply responding to actual or threatened litigation or government investigations of our compliance with regulatory standards, whether related to our products or business or commercial relationships, may require significant expenditures of time and other resources. Litigation also is inherently uncertain, and we could experience significant adverse results. In addition, adverse publicity surrounding an allegation may cause significant reputational harm that could have a significant adverse effect on our sales.

A change in requirements under long-term supply arrangements committing Ford to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller ("take-or-pay" contracts). We have entered into a number of long-term supply contracts that require us to purchase a fixed quantity of parts to be used in the production of our vehicles. If our need for any of these parts were to lessen, we could still be required to purchase a specified quantity of the part or pay a minimum amount to the seller pursuant to the take-or-pay contract, which could have a substantial adverse effect on our financial condition or results of operations.

Adverse effects on results from a decrease in or cessation or clawback of government incentives related to investments. We receive economic benefits from national, state, and local governments in various regions of the world in the form of incentives designed to encourage manufacturers to establish, maintain, or increase investment, workforce, or production. These incentives may take various forms, including grants, loan subsidies, and tax abatements or credits. The impact of these incentives can be significant in a particular market during a reporting period. For example, most of our manufacturing facilities in South America are located in Brazil, where the state or federal governments have historically offered, and continue to offer, significant incentives to manufacturers to encourage capital investment, increase manufacturing production, and create jobs. As a result, the performance of our South American operations has been impacted favorably by government incentives to a substantial extent. In Brazil, however, the federal government has levied assessments against us concerning our calculation of federal incentives we received, and certain states have challenged the grant to us of tax incentives by the state of Bahia, including a constitutional challenge of state incentives that is pending in Brazil's Supreme Court. A decrease in, expiration without renewal of, or other cessation or clawback of government incentives for any of our business units, as a result of administrative decision or otherwise, could have a substantial adverse impact on our financial condition and results of operations. See Note 2 of the Notes to the Financial Statements for discussion of our accounting for government incentives, and "Item 3. Legal Proceedings" for a discussion of tax proceedings in Brazil and the potential requirement for us to post collateral.

Inherent limitations of internal controls impacting financial statements and safeguarding of assets. Our internal control over financial reporting and our operating internal controls may not prevent or detect misstatements or loss of assets because of inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Effective internal controls can provide only reasonable assurance with respect to financial statement accuracy and safeguarding of assets.

Cybersecurity risks to operational systems, security systems, or infrastructure owned by Ford, Ford Credit, or a third-party vendor or supplier. We are at risk for interruptions, outages, and breaches of: (i) operational systems (including business, financial, accounting, product development, consumer receivables, data processing, or manufacturing processes); (ii) facility security systems; and/or (iii) in-vehicle systems or mobile devices. Such cyber incidents could materially disrupt operational systems; result in loss of trade secrets or other proprietary or competitively sensitive information; compromise personally identifiable information of customers, employees, or others; jeopardize the security of our facilities; and/or affect the performance of in-vehicle systems. A cyber incident could be caused by malicious third parties using sophisticated, targeted methods to circumvent firewalls, encryption, and other security defenses, including hacking, fraud, trickery, or other forms of deception. The techniques used by third parties change frequently and may be difficult to detect for long periods of time. A significant cyber incident could impact production capability, harm our reputation and/or subject us to regulatory actions or litigation.

Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities. Under our Third Amended and Restated Credit Agreement dated as of April 30, 2015 and as further amended (the "revolving credit facility"), we are able to borrow, repay, and then re-borrow up to $13.4 billion. Certain of our subsidiaries have standby or revolving credit facilities on which they depend for liquidity. If the financial institutions that provide commitments under the revolving credit facility, our subsidiaries' standby or revolving credit facilities, or other committed credit facilities were to default on their obligation to fund the commitments, these facilities would not be available to us, which could substantially adversely affect our liquidity and financial condition. For discussion of our Credit Agreement, see "Liquidity and Capital Resources" in Item 7 and Note 13 of the Notes to the Financial Statements.

Inability of Ford Credit to access debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts, due to credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors. Ford Credit's ability to obtain unsecured funding at a reasonable cost is dependent on its credit ratings or its perceived creditworthiness. Ford Credit's ability to obtain securitized funding under its committed asset-backed liquidity programs and certain other asset-backed securitization transactions is subject to having a sufficient amount of assets eligible for these programs, as well as Ford Credit's ability to obtain appropriate credit ratings and, for certain committed programs, derivatives to manage the interest rate risk. Over time, and particularly in the event of any credit rating downgrades, market volatility, market disruption, or other factors, Ford Credit may reduce the amount of receivables it purchases or originates because of funding constraints. In addition, Ford Credit may be limited in the amount of receivables it purchases or originates in certain countries or regions if the local capital markets, particularly in developing countries, do not exist or are not adequately developed. Similarly, Ford Credit may reduce the amount of receivables it purchases or originates if there is a significant decline in the demand for the types of securities it offers or Ford Credit is unable to obtain derivatives to manage the interest rate risk associated with its securitization transactions. A significant reduction in the amount of receivables Ford Credit purchases or originates would significantly reduce its ongoing profits and could adversely affect its ability to support the sale of Ford vehicles.

Higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles. Credit risk is the possibility of loss from a customer's or dealer's failure to make payments according to contract terms. Credit risk (which is heavily dependent upon economic factors including unemployment, consumer debt service burden, personal income growth, dealer profitability, and used car prices) has a significant impact on Ford Credit's business. The level of credit losses Ford Credit may experience could exceed its expectations and adversely affect its financial condition and results of operations. In addition, Ford Credit projects expected residual values (including residual value support payments from Ford) and return volumes for the vehicles it leases. Actual proceeds realized by Ford Credit upon the sale of returned leased vehicles at lease termination may be lower than the amount projected, which would reduce the profitability of the lease transaction. Among the factors that can affect the value of returned lease vehicles are the volume of vehicles returned, economic conditions, and quality or perceived quality, safety, fuel efficiency, or reliability of the vehicles. Actual return volumes may be higher than expected and can be influenced by contractual lease-end values relative to auction values, marketing programs for new vehicles, and general economic conditions. Each of these factors, alone or in combination, has the potential to adversely affect Ford Credit's profitability if actual results were to differ significantly from Ford Credit's projections. See "Critical Accounting Estimates" in Item 7 for additional discussion.

Increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles. No single company is a dominant force in the automotive finance industry. Most of Ford Credit's bank competitors in the United States use credit aggregation systems that permit dealers to send, through standardized systems, retail credit applications to multiple finance sources to evaluate financing options offered by these sources. Also, direct on-line or large dealer group financing options provide consumers with alternative finance sources and/or increased pricing transparency. All of these financing alternatives drive greater competition based on financing rates and terms. Competition from such institutions and alternative finance sources could adversely affect Ford Credit's profitability and the volume of its retail business. In addition, Ford Credit may face increased competition on wholesale financing for Ford dealers.

New or increased credit regulations, consumer or data protection regulations, or other regulations resulting in higher costs and/or additional financing restrictions. As a finance company, Ford Credit is highly regulated by governmental authorities in the locations in which it operates, which can impose significant additional costs and/or restrictions on its business. In the United States, for example, Ford Credit's operations are subject to regulation, supervision, and licensing under various federal, state, and local laws and regulations, including the federal Truth-in-Lending Act, Consumer Leasing Act, Equal Credit Opportunity Act, and Fair Credit Reporting Act.

Congress also passed the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") in 2010 to reform practices in the financial services industries, including automotive financing and securitizations. The Dodd-Frank Act directs federal agencies to adopt rules to regulate the consumer finance industry and the capital markets and, among other things, gives the Consumer Financial Protection Bureau ("CFPB") broad rule-making and enforcement authority for a wide range of consumer financial protection laws that regulate consumer finance businesses, such as Ford Credit's retail automotive financing business. Exercise of these powers by the CFPB may increase the costs of, impose additional restrictions on, or otherwise adversely affect companies in the automotive finance business. For example, in March 2013, the CFPB issued a bulletin recommending that indirect vehicle lenders, a class that includes Ford Credit, take steps to monitor and/or impose controls over dealer discretionary pricing. Effective August 31, 2015, the CFPB has authority to supervise and examine the largest nonbank automotive finance companies, such as Ford Credit, for compliance with consumer financial protection laws.

In addition, the Dodd-Frank Act provides that a nonbank financial company could be designated a "systemically important financial institution" by the Financial Stability Oversight Council and thus be subject to supervision by the Board of Governors of the Federal Reserve System. Such a designation would mean that a nonbank finance company such as Ford Credit, in effect, could be regulated like a bank with respect to capital and other requirements, but without the benefits of being a bank—such as the ability to offer Federal Deposit Insurance Corporation ("FDIC") insured deposits.

The Dodd-Frank Act also creates an alternative liquidation framework under which the FDIC may be appointed as receiver of a nonbank financial company if the U.S. Treasury Secretary (in consultation with the President of the United States) determines that the company is in default or danger of default and the resolution of the company under other applicable law (e.g., U.S. bankruptcy law) would have serious adverse effects on the financial stability of the United States. The FDIC's powers under this framework may vary from those of a bankruptcy court under U.S. bankruptcy law, which could adversely impact securitization markets, including Ford Credit's funding activities, regardless of whether Ford Credit ever is determined to be subject to the Dodd-Frank Act's alternative liquidation framework.

In some countries outside the United States, some of Ford Credit's subsidiaries are regulated banking institutions and are required, among other things, to maintain minimum capital and liquidity. In many other locations, governmental authorities require companies to have licenses in order to conduct financing businesses. Compliance with these laws and regulations imposes additional costs on Ford Credit and affects the conduct of its business. Additional regulation could add significant cost or operational constraints that might impair Ford Credit's profitability.

ITEM 1B. *Unresolved Staff Comments.*

None.

Exhibit 3

Product Quality and Customer Safety

Our Quality Policy Letter forms the foundation of a process that stresses the importance of quality in everything we do, noting that the customer defines quality. It establishes a Quality Operating System (QOS) and the use of key metrics to make decisions that will improve the quality of our products.

Vehicle safety is a fundamental aspect of Ford's QOS. Our Safety Policy Letter outlines our commitment to design and build vehicles that meet or exceed applicable laws and regulations, while meeting the safety needs and expectations of our customers. In line with our Policy Letter, Ford is continuously working to enhance the safety of our products.

Social Media Interactions

We encourage responsible employee participation in social media – such as Facebook, Twitter and Instagram, as well as blogs and online discussion forums – and have developed digital participation guidelines. We also use online training to educate our workforce about the use of social media and the need to communicate honestly and respectfully in connection with our business.

Public Policy

Every day, government officials around the world make decisions that impact our business. As a global company, it is important that we have a voice in policies that affect our business in the countries in which we operate, and that we continue to be recognized as a credible source of information during the formation of those policies.

Supporting the Policy-making Process

Ford seeks to be an active participant in the political process in a manner that is transparent and supports our business interests. Across a range of issues, we strive to be part of the solution, supporting international, national, regional and local policies that are economically, environmentally and socially sustainable for our company, our customers and their communities.

On issues of the highest priority, we maintain regular dialogue with legislators and regulatory officials in our major markets, sharing our expertise and adding our perspective to the policy-making process. Our Government Affairs offices around the world oversee these lobbying activities.

Membership in Coalitions and Associations

We belong to a broad range of partnerships, coalitions, industry groups and trade associations that advocate for legislation and regulation on behalf of their members. Working with others through such organizations enables us to better leverage our resources on important issues, and to develop and promote policies that could have far-reaching benefits for our company, but also our industry and society as a whole.

Of course, we don't always agree with every position taken by these organizations; in such cases, we always reserve the right to speak with our own voice and make our own stance clear, even if our views don't align with the positions of the associations to which we belong.